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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             Lynx Theraputics, Inc.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  000551812308
                                  ------------
                                 (CUSIP Number)


                                  May 31, 2002
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 000551812308

--------------------------------------------------------------------------------

          1.       Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Friedman, Billings, Ramsey Group, Inc.
                   54-1837743

--------------------------------------------------------------------------------

          2.       Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [_]

                   (b) [X]

--------------------------------------------------------------------------------

          3.       SEC Use Only

--------------------------------------------------------------------------------

          4.       Citizenship or Place of Organization
                   Virginia

--------------------------------------------------------------------------------

Number of          5.        Sole Voting Power
Shares                       1,999,387

                   -------------------------------------------------------------
Beneficially
Owned by           6.        Shared Voting Power
Each Reporting               0

                   -------------------------------------------------------------
Person With
                   7.        Sole Dispositive Power
                             1,999,387

                   -------------------------------------------------------------

                                        2

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     8.     Shared Dispositive Power
            0
--------------------------------------------------------------------------------

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            1,999,387
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     11.    Percent of Class Represented by Amount in Row (9)
            14.52%

--------------------------------------------------------------------------------

     12.    Type of Reporting Person (See Instructions)
            HC

--------------------------------------------------------------------------------

                                    3

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CUSIP No. 000551812308

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only). Eric F. Billings

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [_]

         (b) [X]

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization
         United States

--------------------------------------------------------------------------------

Number of Shares     5.    Sole Voting Power
Beneficially                0
                     -----------------------------------------------------------
Owned by
Each Reporting       6.    Shared Voting Power
                           1,999,387
                     -----------------------------------------------------------

Person With          7.    Sole Dispositive Power
                            0

                     -----------------------------------------------------------

                                        4


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           8.      Shared Dispositive Power
                   1,999,387

--------------------------------------------------------------------------------

           9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,999,387

--------------------------------------------------------------------------------


           10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

           11.     Percent of Class Represented by Amount in Row (9)
                   14.52%

--------------------------------------------------------------------------------

           12.     Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------

                                        5

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CUSIP No. 000551812308

--------------------------------------------------------------------------------

          1.       Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Emanuel J. Friedman

--------------------------------------------------------------------------------

          2.       Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [_]

                   (b) [X]

--------------------------------------------------------------------------------

          3.       SEC Use Only

--------------------------------------------------------------------------------

          4.       Citizenship or Place of Organization
                   United States

--------------------------------------------------------------------------------

Number of          5.        Sole Voting Power
Shares                       0

                   -------------------------------------------------------------
Beneficially
Owned by           6.        Shared Voting Power
Each Reporting               1,999,387

                   -------------------------------------------------------------
Person With
                   7.        Sole Dispositive Power
                             0

                   -------------------------------------------------------------

                                        6

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                     8.     Shared Dispositive Power
                            1,999,387

--------------------------------------------------------------------------------

       9.      Aggregate Amount Beneficially Owned by Each Reporting Person
               1,999,387

--------------------------------------------------------------------------------

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

       11.     Percent of Class Represented by Amount in Row (9)
               14.52%

--------------------------------------------------------------------------------

       12.     Type of Reporting Person (See Instructions)
               IN

                                       7

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Item 1.

           (a)        Name of Issuer
                      Lynx Therapeutics, Inc.

           (b) Address of Issuer's Principal Executive Offices 25861 Industrial Blvd.
                      Hayward, CA  94545


Item 2.

           (a)        Name of Person Filing:  Friedman, Billings, Ramsey Group,
                      Inc.

           (b)        Address of Principal Business Office or, if none,
                      Residence
                      1001 19/th/ Street North
                      Arlington, VA  22209

           (c)        Citizenship:  Virginia

           (d)        Title of Class of Securities:  Common Stock

           (e)        CUSIP Number:  358433100



Item 3. If this statement is filed pursuant to (SS)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)        [_]           Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

           (b)        [_]           Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

           (c)        [_]           Insurance company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

           (d)        [_]           Investment company registered under section
                                    8 of the Investment Company Act

                                        8

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                                    of 1940 (15 U.S.C 80a-8).

          (e)        [_]            An investment adviser in accordance with
                                    (S)240.13d-1(b)(1)(ii)(E);

          (f)        [_]            An employee benefit plan or endowment fund
                                    in accordance with (S)240.13d-1(b)(1)(ii)
                                    (F);

          (g)        [X]            A parent holding company or control person
                                    in accordance with (S)240.13d-1(b)(1)(ii)
                                    (G);

          (h)        [_]            A savings associations as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);

          (i)        [_]            A church plan that is excluded from the
                                    definition of an investment company under
                                    section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

          (j)        [_]            Group, in accordance with(S)240.13d-
                                    1(b)(1)(ii)(J).


Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)        Amount beneficially owned:  1,999,387.

          (b)        Percent of class:  14.52%.

          (c)        Number of shares as to which the person has:

                     (i)            Sole power to vote or to direct the vote
                                    1,999,387.

                     (ii)           Shared power to vote or to direct the vote
                                    0.

                     (iii) Sole power to dispose or to direct the disposition of 1,999,387.

                                        9

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                          (iv)        Shared power to dispose or to direct the
                                      disposition of 0.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Friedman, Billings, Ramsey & Co., Inc.

Friedman, Billings, Ramsey Investment, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Friedman, Billings, Ramsey & Co., Inc.  3(a)

Friedman, Billings, Ramsey Investment, Inc.  3(e)

Item 8.     Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

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Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.   Certification

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Date:  June 10, 2002                 By: /s/ EMANUEL J. FRIEDMAN
                                         -------------------------------
                                         Name: Emanuel J. Friedman
                                         Title: Chairman

Date:  June 10, 2002                     /s/ Eric F. Billings
                                         -------------------------------
                                         Name: Eric F. Billings


Date:  June 10, 2002                     /s/ Emanuel J. Friedman
                                         -------------------------------
                                         Name: Emanuel J. Friedman

                                       11